SunCar Technology Group Inc.

c/o Shanghai Feiyou Trading Co., Ltd.

Suite 209, No. 656 Lingshi Road

Jing’an District, Shanghai, 200072

People’s Republic of China

August 9, 2023

Via Edgar

Brian Fetterolf/Dietrich King

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SunCar Technology Group Inc.
Registration Statement on Form F-1
Filed July 24, 2023 File No. 333-273391

Dear Mr. Fetterolf and Mr. King:

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of August 7, 2023 with respect to the Registration Statement on Form F-1 (File No. 333-273391) filed with the SEC on July 24, 2023 by SunCar Technology Group Inc. (the “Company”). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s response in bold. Please note that all references in the responses refer to the relevant revisions in the Amendment No. 1 to the Registration Statement on Form F-1 (the “F-1/A No.1”) filed with the SEC concurrently with the submission of this letter.

Registration Statement on Form F-1 filed July 24, 2023
Cover Page

1.	We note your disclosure on page 5 of your registration statement on Form F-4 (File No. 333-269295), declared effective on March 30, 2023, that “[o]n November 23, 2022, 4,004,387 GBRG Ordinary Shares were redeemed,” thereby indicating that you have 1,745,613 public shares currently outstanding, assuming that there were no additional redemptions in connection with the consummation of the business combination. We also note that the 3,050,000 shares being registered by this registration statement will therefore constitute a considerable percentage of your public float. Revise your disclosure to highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your Class A Ordinary Shares, and also revise your risk factor on page 42 entitled “Future sales or perceived sales . . . ” so as to address this risk. To the extent that shareholders redeemed any additional amount of the 1,745,613 remaining public shares prior to the consummation of the business combination, revise to also state as much, to provide investors with a complete picture of the potential impact of future sales on your public trading price.

Response: Based on the records of the Company’s transfer agent, as of August 8, 2023, the Company has at least 8,438,732 public shares currently outstanding, in the form of Class A Ordinary Shares publicly listed and traded on Nasdaq. The 3,050,000 shares being registered by this registration statement, if fully issued as of August 8, 2023, will therefore constitute about one third of the Company’s public float.

Subsequent to March 31, 2023 and prior to the consummation of the Company’s business combination with Goldenbridge, 1,660,102 shares were redeemed by a number of shareholders of GBRG in an aggregate principal amount of $18.0 million. This has already been disclosed on Page F-43 of the financial statements in the Form F-1. To address the Staff’s comment, on the cover page the Company included this disclosure, and added disclosure to highlight the significant negative impact sales of shares under this registration statement could have on the public trading price of our Class A Ordinary Shares.

The Company revised the risk factor on page 42 entitled “Future sales or perceived sales…” to address risks of future dilution as a result of the Company’s limited public float.

Risk Factors

“The issuances of additional our Class A Ordinary Shares under the GEM Agreement and the

GEM Warrant may result in dilution . . . “, page 43

2.	We your disclosure that you “are entitled to draw down up to $125 million of gross proceeds from GEM Investor in exchange for our Class A Ordinary Shares at a price equal to 90% of the average closing bid price of our Class A Ordinary Share on Nasdaq for a 30 day period . . . .” To provide investors with additional context regarding a scenario in which you exercise your option in the near future, please estimate the purchase price per share by using recent trading prices as a proxy for the “average closing bid price” referenced in your disclosure. Please also disclose that the GEM Investor may experience a potential profit compared to other public investors due to the commitment arrangement that they entered into in connection with the business combination, and disclose that they may be incentivized to sell their shares when your public investors are not. Make changes, as applicable, throughout your registration statement on Form F-1 (File No. 333-273286), filed July 17, 2023.

Response: In accordance with the Staff’s comment, the Company has revised the Risk Factor, including a price calculation using the most recently available trading prices.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

3.	We note the disclosure in Goldenbridge Acquisition Limited’s Current Report on Form 8-K filed May 12, 2023 that refers to the “projections for SunCar for the years ending December 31, 2022 through December 31, 2026,” and that “SunCar’s management has indicated that it is not able to meet its original projections for 2022.” Please update your disclosure in your Liquidity and Capital Resources section, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

Response: In accordance with the Staff’s comment, the Company has revised the Liquidity and Capital Resources section.

4.	In light of the significant number of redemptions and the possibility that the company will not receive significant proceeds from exercises of the warrants if the warrants are either out of the money or exercised on a cashless basis, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: In accordance with the Staff’s comment, the Company has revised the Liquidity and Capital Resources section.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email our legal counsel, Elizabeth F. Chen at (212) 326-0199, echen@pryorcashman.com. Thank you for your time and attention to this filing.

Sincerely,

/s/ Zaichang Ye
Zaichang Ye
Chief Executive Officer, and President (Principal Executive Officer)

cc:	Elizabeth F. Chen, Pryor Cashman LLP